 Exhibit 99.1

Bitzero Holdings Inc. Receives Approval to List on the Nasdaq Stock Market

Common Shares Expected to Commence Trading on Nasdaq Under the Symbol "AIBZ" on Tuesday, June 9, 2026

VANCOUVER, BC (June 4, 2026) — Bitzero Holdings Inc. (CSE: BITZ.U) (OTCQB: BTZRF) (FSE: 000) ("Bitzero" or the "Company"), a provider of sustainable blockchain and high-performance compute ("HPC") data center infrastructure, is pleased to announce that the common shares of the Company (the "Common Shares") have been approved for listing on The Nasdaq Stock Market ("Nasdaq") under the ticker symbol "AIBZ".

The Common Shares are expected to commence trading on Nasdaq on Tuesday, June 9, 2026. The Nasdaq listing represents a significant milestone in Bitzero’s growth strategy, increasing visibility among institutional and retail investors, enhancing liquidity, and broadening access to U.S. capital markets. Concurrently, the Company's ticker symbol on the Canadian Securities Exchange (the "CSE") will change from "BITZ.U" to "AIBZ.U" on the same date. In connection with the Nasdaq listing, the Company expects its Common Shares to be removed from the OTCQB Venture Market on June 9, 2026.

The Company has filed a registration statement on Form 40-F with the United States Securities and Exchange Commission (the "SEC") in connection with the Nasdaq listing pursuant to the multijurisdictional disclosure system. The registration statement is expected to become effective on or before 4:30 p.m. (Eastern Time) on June 8, 2026, in advance of the commencement of trading on Nasdaq on June 9, 2026.

No action is required by existing shareholders in connection with the Nasdaq listing or the CSE ticker symbol change. Previously issued share certificates remain valid and need not be exchanged. The CUSIP and ISIN numbers for the Common Shares remain unchanged.

“Today's announcement marks the beginning of an exciting new chapter for our Company. Nasdaq provides us with access to one of the world's premier capital markets as we pursue our growth objectives and create long-term value for shareholders”, said Bitzero’s Founder and CEO Mohammed Bakhashwain. “At the same time, we are enhancing our board and strategic capabilities through the appointment of two accomplished directors who bring valuable expertise and perspectives to our board.”

Board and Governance Updates

•	In connection with the Company’s transition to Nasdaq, Gilles Seguin has stepped down as Chair and Director, effective immediately. The board thanks Mr. Seguin for his leadership and dedicated service during a pivotal stage in the Company’s evolution.
•	Effective immediately, Founder and CEO Mohammed Bakhashwain has been appointed Chair of the board, ensuring leadership continuity as the Company enters its next chapter as a Nasdaq-listed issuer.
•	To further support the Company’s growth, the board has appointed Guido Contesso and Selena Barrera to serve as independent directors, effective immediately.

Director Biographies

•	Guido Contesso — Mr. Contesso brings more than 30 years of experience in financial markets, asset management, private equity, and venture capital. He has extensive expertise in capital formation, investment execution, and cross-border transactions, having worked with institutional investors, family offices, and growth-stage companies across multiple asset classes. His experience in technology-focused business development and capital markets is expected to contribute to Bitzero’s expansion in sustainable digital infrastructure and AI/HPC data centers.
•	Selena Barrera — Ms. Barrera is an organizational strategist, researcher, and governance advocate with deep experience strengthening institutions and supporting community development. She has led and advised initiatives in organizational effectiveness, quality assurance, auditing, stakeholder engagement, and operational accountability, helping organizations build sustainable systems that uphold transparency, integrity, and public trust. With a longstanding focus on the evolution of economic and financial systems, she brings a broad perspective on governance, institutional resilience, and the societal impact of innovation, grounded in collaborative leadership and long-term stakeholder value.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. operates four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Investor Relations Contact

Victoria Rutherford

480-625-5772

Victoria@adcap.ca

Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements in this press release include, but are not limited to, statements regarding: the expected commencement of trading of the Common Shares on Nasdaq on June 9, 2026; the anticipated change of the Company's CSE ticker symbol; the expected removal of the Common Shares from the OTCQB Venture Market; the anticipated benefits of the Nasdaq listing, including enhanced visibility, improved liquidity, broader access to capital markets, and strengthened market positioning; the Company's growth strategy and pursuit of growth objectives; the Company's mission and expansion in sustainable digital infrastructure and AI/HPC data centers; and the creation of long-term value for shareholders.

Forward-looking information and statements are based on certain assumptions and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking information and statements. Key assumptions include, without limitation: the Company's Common Shares will be accepted for trading on Nasdaq as anticipated; the SEC registration statement on Form 40-F will be declared effective prior to the anticipated trading date; general market and economic conditions will remain stable; and the Company will continue to operate its business in the ordinary course.

Key risks and uncertainties that could cause actual results to differ materially from forward-looking information and statements include, without limitation: the Company may not realize the anticipated benefits of the Nasdaq listing; trading volumes and liquidity may not increase as expected; general market, economic, and industry conditions may deteriorate; the Company may not be able to access capital markets on favourable terms or at all; changes in applicable laws or regulations; the Company may not be able to maintain compliance with the continued listing standards of Nasdaq or the CSE; fluctuations in Bitcoin prices and cryptocurrency market conditions; competition from other participants in the data center and blockchain industries; and other risks described in the Company's public disclosure documents filed on SEDAR+ (www.sedarplus.ca) and with the SEC (www.sec.gov).

The forward-looking information and statements contained in this press release are made as of the date hereof, and the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws. Readers are cautioned not to place undue reliance on forward-looking information and statements.

Neither Nasdaq, the CSE, nor any securities regulatory authority has approved or disapproved of the contents of this press release.